

July 20, 2010

Mr. Clyde R. Wallin
Chief Financial Officer
Micrel, Incorporated
2180 Fortune Drive
San Jose, California 95131

      RE: **Micrel, Incorporated**
             Form 10-K for the fiscal year ended December 31, 2009
             Filed March 5, 2010
             File No. 001-34020

Dear Mr. Wallin:

      We have completed our review of your Form 10-K and related filings and do not have any further comments at this time.

                         Sincerely,

                         Jeffrey Jaramillo
                         Accounting Branch Chief